Law Offices of David E. Wise, P.C.
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                                 (210) 558-2858

                                October 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch chief

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
    Filed May 16, 2011
    Form 10-Q for the Fiscal Quarter Ended June 30, 2011
    Filed August 22, 2011
    File No. 000-51731

Dear Madam or Sir.

     This firm serves as special securities counsel to National Health Partners, Inc. ("Company"). This afternoon, I had a telephone conversation with Mr. John Archfield at the Commission and explained to him that we were working diligently on preparing the Company's response to the Staff's October 5, 2011, comment letter and that we needed to obtain an extension for filing the Company's response. Mr. Archfield told me the Company could have an extension until November 3, 2011.

     We intend to response to the Staff's comments on or before November 3, 2011.

     Thank you for your assistance on this matter.

Law Offices of David E. Wise, P.C.


By: /s/ David E. Wise
   --------------------------------
   David E. Wise
   Attorney